UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                       THE SECURITIES EXCHANGE ACT OF 1934


                          Catalyst Lighting Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14887 U 201
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                                 (CUSIP Number)

                              Frederic M. Schweiger
                               2395 Woodglen Drive
                                Aurora, IL 60502
                                 (630) 692-0640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. None
--------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Garisch Financial, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |_|
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Illinois
--------------------------------------------------------------------------------

                         7. Sole Voting Power 0
Number of                -------------------------------------------------------
Shares Beneficially
Owned                    8. Shared Voting Power  88,654 (see Item 5)
By Each                  -------------------------------------------------------
Reporting
Person With              9. Sole Dispositive Power 0
                         -------------------------------------------------------

                         10. Shared Dispositive Power  88,654 (see Item 5)
                         -------------------------------------------------------


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    88,654 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 2.04%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

(1) Represents 88,654 shares that are owned directly by Garisch Financial, Inc.

SCHEDULE 13D

CUSIP No. None
--------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lionsridge Capital, LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |_|
---------------------------------------------------------------------------

3. SEC Use Only
-------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Illinois
--------------------------------------------------------------------------------

                        7. Sole Voting Power 0
Number of               --------------------------------------------------------
Shares Beneficially
Owned                   8. Shared Voting Power  800,630 (see Item 5)
By Each                 --------------------------------------------------------
Reporting
Person With             9. Sole Dispositive Power 0
                        --------------------------------------------------------

                        10. Shared Dispositive Power  800,630 (see Item 5)
                        --------------------------------------------------------


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    800,630 (2)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 18.49%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

(2) Represents 800,630 shares that are owned directly by Lionsridge Capital, LLC.

SCHEDULE 13D

CUSIP No. None
--------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Frederic M. Schweiger
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |_|
---------------------------------------------------------------------------

3. SEC Use Only
-------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization U.S.A.
--------------------------------------------------------------------------------

                           7. Sole Voting Power 0
Number of                  -----------------------------------------------------
Shares Beneficially
Owned                      8. Shared Voting Power  889,284 (see Item 5)
By Each                    -----------------------------------------------------
Reporting
Person With                9. Sole Dispositive Power 0
                           -----------------------------------------------------

                           10. Shared Dispositive Power 889,284 (see Item 5)
                           -----------------------------------------------------


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    889,284 (3)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 20.53%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

(3) Represents 88,654 shares that are owned by Garisch Financial, Inc. ("GFI") and 800,630 shares that are owned by Lionsridge Capital, LLC ("Lionsridge"). Frederic M. Schweiger owns 100% of the equity interests in Lionsridge and GFI and has voting and investment control over the securities owned by Lionsridge and GFI. Thus, Fredric M. Schweiger may be deemed a beneficial owner of 889,284 shares of common stock of the Issuer.

     This filing is being made as a result of the distribution of the Issuer's shares of common stock held by KIG Investors I, LLC ("KIG Investors") to the members of KIG Investors, including Lionsridge Capital, LLC ("Lionsridge"), as part of KIG Investors' liquidation and dissolution approved December 29, 2008.

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Catalyst Lighting Group, Inc., a Delaware corporation, whose principal executive offices are located at 190 Lakeview Way, Vero Beach, Florida 32963 (the "Issuer"). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

     This Schedule 13D is being filed by Garisch Financial, Inc., an Illinois corporation ("GFI"), Lionsridge Capital, LLC ("Lionsridge"), an Illinois limited liability company, and Mr. Frederic M. Schweiger, a citizen of the United States (together, the "Reporting Persons"). GFI's principal business is providing consulting services to private and public companies and is located at 2395 Woodglen Drive, Aurora, IL 60502. Lionsridge's principal business is investing in private and public companies and is located at 2395 Woodglen Drive, Aurora, IL 60502. Frederic M. Schweiger currently serves as the President, Secretary and Treasurer and sole director of GFI and as the manager of Lionsridge and is located at 2395 Woodglen Drive, Aurora, IL 60502.

     Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On August 19, 2004, the Issuer issued 2,000 shares of its Common Stock to GFI for consulting services rendered to the Issuer valued at $30,000. On September 14, 2007, the Issuer issued 86,654 shares of its Common Stock to GFI for consulting services rendered to the Issuer valued at $8,665.

     As part of KIG Investors' liquidation and dissolution, on January 9, 2009, KIG Investors distributed all 2,562,015 shares of the Issuer's Common Stock held by it to its members pro rata based on their respective membership interests in KIG Investors. These shares of the Issuer's Common Stock were acquired by KIG Investors on or about September 26, 2007, as a result of the conversion of certain of the Issuer's preferred shares that were acquired by KIG Investors on or about September 12, 2007. Lionsridge acquired its membership interests in KIG Investors for a capital contribution of $50,000 on or about September 9, 2007. As a member of KIG Investors, on January 9, 2009, Lionsridge received 800,630 shares of the Issuer's Common Stock in the liquidation and dissolution of KIG Investors.

Item 4. Purpose of Transaction

     The Reporting Persons are holding the Issuer's Common Shares for investment purposes only. Except as otherwise described in this Schedule 13D, the Reporting Persons are not a member of a group relating to the Issuer.

Item 5. Interest in Securities of the Issuer

     Pursuant to Rule 13d-3(a), at the close of business on January 9, 2009, GFI may be deemed to be the direct beneficial owner of 88,654 shares of the Common Stock, which constitutes 2.04% of the outstanding Common Stock. GFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

     Pursuant to Rule 13d-3(a), at the close of business on January 9, 2009, Lionsridge may be deemed to be the direct beneficial owner of 800,630 shares of the Common Stock, which constitutes 18.49% of the outstanding Common Stock. Lionsridge, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

     Pursuant to Rule 13d-3(a), at the close of business on January 9, 2009, Frederic M. Schweiger may be deemed to be the indirect beneficial owner of 889,284 shares of the Common Stock, which constitutes 20.53% of the outstanding Common Stock. Frederic M. Schweiger, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

     Transactions effected in the last 60 days: Except as provided in this
Schedule 13D, there are none.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     To the best knowledge of the Reporting Persons as of the date hereof, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

     Exhibit A: Agreement between the Reporting Persons to file jointly.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009


                                               Garisch Financial, Inc.


                                               By: /s/ Fredric M. Schweiger
                                                   ----------------------------
                                                   Title: President



                                               Lionsridge Capital, LLC


                                               By: /s/ Fredric M. Schweiger
                                                   ----------------------------
                                                   Title: Manager





                                                   /s/ Frederic M. Schweiger
                                                   ----------------------------
                                                   Frederic M. Schweiger

Exhibit A
---------

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on
Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Catalyst lighting Group, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: January 12, 2009



                                              Garisch Financial, Inc.


                                              By: /s/ Fredric M. Schweiger
                                                  ----------------------------
                                                  Title: President



                                              Lionsridge Capital, LLC


                                              By: /s/ Fredric M. Schweiger
                                                  ----------------------------
                                                  Title: Manager





                                                  /s/ Frederic M. Schweiger
                                                  -----------------------------
                                                  Frederic M. Schweiger